Exhibit 16.1

June 17, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Marinus Pharmaceuticals, Inc. (the Company) and, under the date of March 16, 2020, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2018, and the effectiveness of internal control over financial reporting as of December 31, 2019. On June 15, 2020, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 17, 2020, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that we were dismissed by the audit committee and we are not in a position to agree or disagree with any of the Company’s statements included in the final two paragraphs of Item 4.01.

Very truly yours,

/s/ KPMG LLP